SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 for the year ended December 31, 1997.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 for the transition period from ________ to ________.

                         Commission file number: 0-16900

A. Full title of plan and the address of the plan, if different from that of issuer named below:

         RICHFOOD HOLDINGS, INC.
         SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Richfood Holdings, Inc.
         4860 Cox Road, Suite 300
         Glen Allen, Virginia  23060

Required Information

1. Audited Statements of Assets Available for Plan Benefits - As of December 31, 1996 and 1997 (attached).

2. Audited Statements of Changes in Assets Available for Plan Benefits - Years ended December 31, 1996 and 1997 (attached).

3. Written consents of the accountants with respect to the plan annual financial statements' incorporation by reference in a registration statement on Form S-8 under the Securities Exchange Act of 1933 (attached).

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date June 29, 1998                         RICHFOOD HOLDINGS, INC.
                                           SAVINGS AND STOCK OWNERSHIP PLAN

                                           By /s/ John C. Belknap
                                              -------------------------
                                           John C. Belknap
                                           Executive Vice President and
                                           Chief Financial Officer

                       Financial Statements and Schedules
                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan
                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                       Financial Statements and Schedules

                           December 31, 1997 and 1996



                                TABLE OF CONTENTS




Report of Independent Auditors................................................1

Financial Statements

Statements of Assets Available for Plan Benefits..............................2
Statements of Changes in Assets Available for Plan Benefits...................3
Notes to Financial Statements.................................................4


Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...................13
Line 27d - Schedule of Party-in-Interest and Reportable Transactions.........14

                Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Richfood Holdings, Inc.

We have audited the accompanying statements of assets available for plan benefits of the Richfood Holdings, Inc. Savings and Stock Ownership Plan (the
Plan) as of December 31, 1997 and 1996, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Richfood Holdings, Inc. Savings and Stock Ownership Plan at December 31, 1997 and 1996, and the changes in assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules of assets held for investment purposes as of December 31, 1997 and party-in-interest and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The accompanying schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 / s / Ernst & Young LLP

Richmond, Virginia
June 26, 1998

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                Statements of Assets Available for Plan Benefits




                                                                                   DECEMBER 31,
                                                                              1997              1996
                                                                        ------------------ ----------------
ASSETS
Investments, at fair value:
   Mutual funds                                                           $    7,038,259     $    4,188,606
   Guaranteed interest contract                                                2,935,862          3,009,534
   Richfood Holdings, Inc. common stock                                       11,543,210         10,376,129
   Loans to participants                                                       1,777,577          1,532,541
                                                                        ------------------ ----------------
                                                                              23,294,908         19,106,810

Contributions receivable:
   Participant                                                                    24,049             84,551
   Matching employer                                                               3,565              9,323
                                                                        ------------------ ----------------
                                                                                  27,614             93,874
                                                                        -----------------------------------
Assets available for plan benefits                                           $23,322,522        $19,200,684
                                                                        ================== ================



See accompanying notes to financial statements.

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

           Statements of Changes in Assets Available for Plan Benefits




                                                                             YEAR ENDED DECEMBER 31,
                                                                              1997              1996
                                                                        ------------------ ----------------
Investment income:
   Interest and dividends                                                 $      497,124     $     218,244
   Net appreciation in fair value of investments                               2,883,602          2,121,077
                                                                        ------------------ ----------------
                                                                               3,380,726          2,339,321
Contributions:
   Participant contributions                                                   2,957,487          2,108,760
   Matching employer contributions                                               340,947            257,180
   Rollover contributions from affiliated plan                                         -          7,582,070
                                                                        ------------------ ----------------
                                                                               3,298,434          9,948,010
                                                                        ------------------ ----------------
                                                                               6,679,160         12,287,331

Deductions:
   Participant distributions and withdrawals                                   2,546,596            783,482
   Administrative expenses                                                        10,726             26,452
                                                                        ------------------ ----------------
                                                                               2,557,322            809,934
                                                                        ------------------ ----------------

Net increase in assets available for plan benefits                             4,121,838         11,477,397

Assets available for plan benefits at beginning of year                       19,200,684          7,723,287
                                                                        ------------------ ----------------

Assets available for plan benefits at end of year                            $23,322,522        $19,200,684
                                                                        ================== ================



See accompanying notes to financial statements.

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                          Notes to Financial Statements

                           December 31, 1997 and 1996



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies of the Richfood Holdings, Inc. Savings and Stock Ownership Plan (the Plan).

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, interest and dividend income and contributions are recognized as earned; benefits paid to participants and administrative expenses are recognized when incurred; and net appreciation (depreciation) in the fair value of investments is recognized as it occurs.

Purchases and sales of securities are recorded as of the trade date. The cost of investments sold is determined on the basis of average cost.

INVESTMENTS

Ownership of the various mutual funds held by Prudential Investments Retirement Services, the Plan's custodian, is expressed in number of shares. Each share is valued by the Plan's custodian based upon quoted market prices.

Investments in the guaranteed interest contract are valued at contract value, which approximates fair value.

The fair value of Richfood Holdings, Inc. common stock (Richfood Stock Fund) is based upon the price of the stock as of the end of the plan year, as quoted on the New York Stock Exchange.

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

2. SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

GENERAL

The Plan is a defined contribution plan and is subject to certain of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by Richfood Holdings, Inc. (the Employer or the Company). The Plan custodian is Prudential Investments Retirement Services. The trustees of the Plan are officers of the Company.

From January 1, 1996 through June 28, 1996, Crestar Bank served as custodian of the Plan. On June 28, 1996, the shares of Richfood Holdings, Inc. common stock and outstanding participant loan balances held by the Plan were transferred to Prudential Investments Retirement Services, the Plan's current custodian. The remaining investments were liquidated and the proceeds were transferred to Prudential Investments Retirement Services for investment, at the participants' discretion, in the Plan's current investment options (described below).

ELIGIBILITY

Under the Plan, participation is available to all employees (other than temporary or leased employees and certain employees covered by a collective bargaining agreement) of Richfood Holdings, Inc. and its authorized affiliated corporations who were not eligible for participation in the Super Rite Foods, Inc. Employee Investment Opportunity Plan, who have attained age 21 and have completed six months of service.

CONTRIBUTIONS

Each employee participating in the Plan may elect to make pre-tax contributions of not less than 1% nor more than 15% of his or her compensation for the Plan year, in 1% increments. Participant contributions during any Plan year are subject to Internal Revenue Code limitations. This limitation was $9,500 in 1997 and 1996. During 1996, the maximum pre-tax employee contribution percentage was changed from 12% to 15%.

The Employer makes matching contributions in an amount equal to 25% of the participant's pre-tax contributions of up to 4% of compensation. In addition, the Employer may make a discretionary matching contribution or a discretionary profit sharing contribution, both to be determined by Richfood Holdings, Inc.'s Board of Directors. The Employer's contributions are made in shares of Richfood Holdings, Inc. common stock. The Employer made matching contributions to the Plan of $340,947 and $257,180 for the years ended December 31, 1997 and 1996, respectively. The Employer did not make any discretionary contributions during 1997 or 1996.

INVESTMENT OPTIONS

The Plan has entered into an administrative agreement with Prudential Investments Retirement Services providing for the management, investment, and reinvestment of Plan assets. The Plan provides for nine separate investment options which are described as follows:

     Prudential MoneyMart Assets - invests primarily in high quality money market instruments maturing in thirteen months or less.

     Prudential Government Income Fund - invests primarily in U.S. Government securities issued by the U.S. Treasury.

     Prudential Balanced Portfolio and the Prudential Active Balanced Fund - consist of a diversified portfolio of equity securities, debt obligations and money market instruments.

     Prudential Stock Index Fund - invests in a broad mix of stocks that are designed to duplicate the performance of the S&P 500.

     Prudential Jennison Growth Fund - consists of investments in equity securities of established companies with above-average growth prospects.

     Prudential International Stock Fund - invests primarily in equity securities of foreign companies.

     Prudential Guaranteed interest contract - invests primarily in fixed income securities having short to intermediate maturities.

     Richfood Stock Fund - consists of investments in common stock of Richfood Holdings, Inc.

LOANS TO PARTICIPANTS

Under the terms of the Plan, participants may elect to borrow 50%, subject to a minimum of $1,000, of their vested account balances. The terms of the loans are set based on the nature of the borrowings. The Plan Administrator determines the interest rates to be charged for participant loans based on comparable lending rates used by third parties.

VESTING, DISTRIBUTIONS AND WITHDRAWALS, AND PLAN TERMINATION

Participants are at all times fully vested in their tax-deferred (pre-tax) contributions and such amounts are never subject to forfeiture; however, tax-deferred contributions may not be withdrawn except in the event of hardship, death, disability, retirement or termination of employment.

Employer contributions are fully vested with participants after three years of service, but may not be withdrawn except in the event of hardship, death, disability, retirement or termination of employment. In the case of hardship, a participant may apply for a distribution (in accordance with the provisions of the Plan) of a portion of his or her interest in employer contributions only after amounts in the employee's pre-tax contribution accounts have been withdrawn.

Distributions and withdrawals, pursuant to the provisions of the Plan, are based on the fair value of the participants' accounts as of the effective valuation date.

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants are fully vested in their accounts, including that portion relating to employer contributions.

INCOME TAXES

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated January 22, 1996 that the Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code. The Plan Administrator is not aware of any actions or events in the operation of the Plan that would jeopardize the Plan's qualified status.

3. INVESTMENTS

The Plan's investments are held by Prudential Investments Retirement Services, the Plan's custodian. The fair value of each investment maintained by Prudential Investments Retirement Services, including individual investments that represent 5% or more of assets available for plan benefits, as of December 31, 1997 and 1996 is presented in Note 8.

4. INVESTMENT TRANSFERS

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund transferred to any of the other available investment funds upon request, with certain restrictions.

During 1996, approximately $7,582,000 was transferred into the Plan from the Super Rite Foods, Inc. Employee Investment Opportunity Plan (a plan covering substantially all non-union employees of Super Rite Foods, Inc. (a wholly owned subsidiary of Richfood Holdings, Inc.) and its subsidiaries). This transaction results from the designation of approximately 150 participants that were formerly employees of Super Rite Foods, Inc. and its subsidiaries as employees of Richfood Holdings, Inc.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of participant distributions and withdrawals per the financial statements to the Form 5500 for the year ended December 31, 1996:

Participant distributions and withdrawals per the
   financial statements                                             $783,482
Less amounts allocated to withdrawing participants
   at beginning of year                                              495,990
                                                                ------------
 Participant distributions and withdrawals per the Form 5500
                                                                    $287,492
                                                                ============

Amounts allocated to withdrawing participants at the beginning of 1996 were recorded on the 1995 Form 5500 as participant distributions and withdrawals that were processed and approved for payment prior to December 31, 1995 but not yet paid as of that date. There were no such reconciling items for the year ended December 31, 1997.

6. ADMINISTRATIVE EXPENSES

In accordance with the Plan Document, administrative expenses are generally paid by the Employer.

7. YEAR 2000 (UNAUDITED)

During 1997, the Company developed, and began implementing, a strategic, long-term information technology plan to upgrade its core application systems, including those systems that impact the processing of employee benefits. Concurrently, it has developed, and is implementing, a plan to ensure that such systems are year 2000 compliant. The Company believes that with the currently planned system conversions and upgrades, as well as certain additional modifications to existing software, the Company will achieve year 2000 compliance without any significant operational problems related to the Company's information systems. The Company is also communicating with Plan's significant service provides to coordinate year 2000 compliance. The Plan's service providers have indicated that they are presently taking steps to ensure that the Plan's systems and operations will be Year 2000 compliant.

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)


8. SUMMARY OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS BY ACCOUNT

A summary of the changes in assets available for plan benefits, by account, for the year ended December 31, 1997 is as follows:



                                       MONEY       GOV'T.                   ACTIVE       STOCK        JENNISON
                                       MART       INCOME       BALANCED     BALANCED     INDEX         GROWTH
                                      ASSETS       FUND       PORTFOLIO      FUND         FUND          FUND
                                     ---------   ----------   ----------   ----------   ----------   -----------
Transfer of assets from Crestar
  Bank

Additions to assets attributable
  to:
  Investment income:
   Interest and dividends            $ 19,254    $ 32,282     $ 10,907     $ 12,690         $27,739   $  10,743
   Net appreciation in fair value
  of investments                            -       9,277       21,640       37,176         427,389     584,254
                                     ---------   ----------   ----------   ----------   ----------   -----------
                                       19,254      41,559       32,547       49,866         455,128     594,997

  Contributions:
   Participant contributions           77,620      70,549      105,591      146,196         293,027     498,287
   Matching employer contributions          -           -            -            -             -             -
                                     ---------   ----------   ----------   ----------   ----------   -----------
                                       77,620      70,549      105,591      146,196         293,027     498,287
                                     ---------   ----------   ----------   ----------   ----------   -----------
                                       96,874     112,108      138,138      196,062         748,155   1,093,284
Deductions from assets
  attributable to:
   Participant distributions and
     withdrawals                       70,226      28,814        7,890       11,676         292,819     218,344
   Administrative expenses                635         406          161           66             486         238
                                     ---------   ----------   ----------   ----------   ----------   -----------
                                       70,861      29,220        8,051       11,742         293,305     218,582

Interfund transfers                    49,263     (29,507)      52,037       (2,446)        710,142     138,137
                                     ---------   ----------   ----------   ----------   ----------   -----------
Net increase (decrease) in assets      75,276      53,381      182,124      181,874       1,164,992   1,012,839

Assets available for plan benefits:
     Beginning of year                226,824     421,830      152,569      230,675       1,346,587   1,634,309
                                     ----------   ----------   ---------   ----------   ----------   -----------
  End of year                        $302,100    $475,211     $334,693     $412,549      $2,511,579  $2,647,148
                                     =========   ==========   ==========   ==========   ==========   ===========




                                                     GUARANTEED      RICHFOOD
                                     INTERNATIONAL    INTEREST        STOCK         LOANS TO      CONTRIBUTIONS
                                      STOCK FUND      CONTRACT         FUND       PARTICIPANTS      RECEIVABLE      TOTAL
                                     -------------   ------------   -----------   -------------   -------------   ----------
Transfer of assets from Crestar
  Bank

Additions to assets attributable
  to:
  Investment income:
   Interest and dividends             $  8,420        $ 227,550      $ 147,539    $       -        $         -     $  497,124
   Net appreciation in fair value
  of investments                         6,945                -      1,796,921            -                  -      2,883,602
                                     -------------   ------------   -----------   -------------   -------------   -----------
                                        15,365          227,550      1,944,460            -                  -      3,380,726

  Contributions:
   Participant contributions           124,002          318,539      1,384,178            -           (60,502)      2,957,487
   Matching employer contributions           -                -        346,705            -            (5,758)        340,947
                                     -------------   ------------   -----------   -------------   -------------   ----------
                                       124,002          318,539      1,730,883            -           (66,260)      3,298,434
                                     -------------   ------------   -----------   -------------   -------------   ----------
                                       139,367          546,089      3,675,343            -           (66,260)      6,679,160
Deductions from assets
  attributable to:
   Participant distributions and
     withdrawals                        33,831          932,523        882,689       67,784                  -      2,546,596
   Administrative expenses                  10              679          8,045            -                  -         10,726
                                     -------------   ------------   -----------   -------------   -------------   ----------
                                        33,841          933,202        890,734       67,784                  -      2,557,322

Interfund transfers                     73,641          313,441     (1,617,528)     312,820                  -            -
                                     -------------   ------------   -----------   -------------   -------------   ----------
Net increase (decrease) in assets      179,167          (73,672)     1,167,081      245,036           (66,260)      4,121,838

Assets available for plan benefits:
     Beginning of year                 175,812        3,009,534     10,376,129    1,532,541            93,874      19,200,684
                                     ------------    ------------   -----------   -------------   -------------   -----------
  End of year                         $354,979       $2,935,862    $11,543,210   $1,777,577        $   27,614     $23,322,522
                                     =============   ============   ===========   =============   =============   ===========

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)


8. SUMMARY OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS BY ACCOUNT
(CONTINUED)

The following schedules represent summaries of the changes in assets available for plan benefits, by account, for the year ended December 31, 1996. As discussed in Note 2, the Plan's assets were transferred from Crestar Bank to Prudential Investments Retirement Services effective June 28, 1996.


                                                                          COMMON                     RICHFOOD
                                                          BALANCED        STOCK          BOND         STOCK
                                                            FUND           FUND          FUND          FUND
                                                          ----------   -------------   ----------   -----------
Additions (deductions) to assets attributable to:
  Investment income (loss):
   Interest and dividends                                 $  15,115    $   10,169      $ 15,971     $   23,415
   Net appreciation (depreciation) in the fair value of
   investments                                               23,909        59,421       (23,396)     1,073,549
                                                          ----------   -------------   ----------   -----------
                                                             39,024        69,590        (7,425)     1,096,964

  Contributions:
   Participant contributions                                 94,039       136,146        47,465        429,336
   Matching employer contributions                                -             -             -         60,581
                                                          ----------   -------------   ----------   -----------
                                                             94,039       136,146        47,465        489,917
                                                          ----------   -------------   ----------   -----------
                                                            133,063       205,736        40,040      1,586,881

Deductions from assets attributable to:
  Participant distributions and withdrawals                  47,909        25,092        21,664        220,153
  Administrative expenses                                         -             -             -              -
                                                          ----------   -------------   ----------   -----------
                                                             47,909        25,092        21,664        220,153
                                                          ----------   -------------   ----------   -----------

Net increase (decrease) in assets                            85,154       180,644        18,376      1,366,728
Interfund transfers                                         (44,226)      (97,314)      (32,526)       (66,640)
Transfer of assets to Prudential Investments Retirement    (988,103)   (1,146,538)     (369,399)    (6,167,406)
  Services
Assets available for plan benefits:
  Beginning of year - Crestar                               947,175     1,063,208       383,549      4,867,318
                                                          ----------   -------------   ----------   -----------
  End of year - Crestar                                   $       -    $        -      $      -     $        -
                                                          ==========   =============   ==========   ===========






                                                           MONEY
                                                           MARKET      CONTRIBUTIONS    LOANS TO
                                                            FUND        RECEIVABLE     PARTICIPANTS      TOTAL
                                                         -----------   -------------   ------------   ------------
Additions (deductions) to assets attributable to:
  Investment income (loss):
   Interest and dividends                                $   9,150       $     -        $       -     $   73,820
   Net appreciation (depreciation) in the fair value of
   investments                                                   -             -                -      1,133,483
                                                         -----------   -------------   ------------   ------------
                                                             9,150             -                -      1,207,303

  Contributions:
   Participant contributions                                36,021             -                -        743,007
   Matching employer contributions                               -       (27,459)               -         33,122
                                                         -----------   -------------   ------------   ------------
                                                            36,021       (27,459)               -        776,129
                                                         -----------   -------------   ------------   ------------
                                                            45,171       (27,459)               -      1,983,432

Deductions from assets attributable to:
  Participant distributions and withdrawals                 23,406             -            3,061        341,285
  Administrative expenses                                        -             -            6,600          6,600
                                                         -----------   -------------   ------------   ------------
                                                            23,406             -            9,661        347,685
                                                         -----------   -------------   ------------   ------------

Net increase (decrease) in assets                           21,765       (27,459)          (9,661)     1,635,547
Interfund transfers                                         (3,644)            -          244,350              -
Transfer of assets to Prudential Investments Retirement   (202,180)            -         (485,208)    (9,358,834)
  Services
Assets available for plan benefits:
  Beginning of year - Crestar                              184,059        27,459          250,519      7,723,287
                                                         -----------   -------------   ------------   ------------
  End of year - Crestar                                  $       -      $      -        $       -     $        -
                                                         ===========   =============   ============   ============

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)




8. SUMMARY OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS BY ACCOUNT
(CONTINUED)



                                        MONEY       GOV'T.                ACTIVE      STOCK       JENNISON
                                        MART       INCOME     BALANCED   BALANCED     INDEX        GROWTH
                                         ASSETS      FUND     PORTFOLIO    FUND        FUND         FUND
                                        ---------- ---------- ---------- ---------- ----------- -----------

Transfer of assets from Crestar Bank    $197,649   $ 368,113  $      -   $ 24,024   $  957,406  $1,159,028

Additions to assets attributable to:
  Investment income:
   Interest and dividends                  6,989      13,659     3,211      6,726       18,000       2,499
   Net appreciation in fair value
  of investments                               -       5,174     4,808      2,827       95,310     100,536
                                        ---------- ---------- ---------- ---------- ----------- -----------
                                           6,989      18,833     8,019      9,553      113,310     103,035

  Contributions:
   Participant contributions              20,006      29,548    69,265     22,675       92,673     150,666
   Matching employer contributions             -           -         -          -            -           -
   Rollover contributions from
     affiliated plan                      40,552      62,095    82,435    155,848       81,588     469,791
                                        ---------- ---------- ---------- ---------- ----------- -----------
                                          60,558      91,643   151,700    178,523      174,261     620,457
                                        ---------- ---------- ---------- ---------- ----------- -----------
                                         265,196     478,589   159,719    212,100    1,244,977   1,882,520

Deductions from assets attributable
  to:
   Participant distributions and
     withdrawals                           6,688      16,856     6,767         30       30,178      57,580
   Administrative expenses                 1,187       1,494       497        236        1,279         843
                                        ---------- ---------- ---------- ---------- ----------- -----------
                                           7,875      18,350     7,264        266       31,457      58,423

Interfund transfers                      (30,497)    (38,409)      114     18,841      133,067    (189,788)
                                        ---------- ---------- ---------- ---------- ----------- -----------
Net increase in assets                   226,824     421,830   152,569    230,675    1,346,587   1,634,309

Assets available for plan benefits:
  Beginning of year - Prudential               -           -         -          -            -           -
                                        ---------- ---------- ---------- ---------- ----------- -----------
  End of year - Prudential              $226,824    $421,830  $152,569   $230,675   $1,346,587  $1,634,309
                                        ========== ========== ========== ========== =========== ===========



                                        INTERNATIONAL  GUARANTEED      RICHFOOD      LOANS TO
                                        STOCK FUND      INTEREST        STOCK       PARTICIPANT  CONTRIBUTIONS
                                                        CONTRACT         FUND                       RECEIVABLE       TOTAL
                                        ------------   ------------   -----------   -----------   -------------   ------------
Transfer of assets from Crestar Bank       $     -     $        -     $6,167,406     $ 485,208      $     -       $ 9,358,834

Additions to assets attributable to:
  Investment income:
   Interest and dividends                    3,035         37,379         52,926             -            -           144,424
   Net appreciation in fair value
  of investments                             8,339              -        770,600             -            -           987,594
                                        ------------   ------------   -----------   -----------   -------------   ------------
                                            11,374         37,379        823,526             -            -         1,132,018

  Contributions:
   Participant contributions                42,964        111,681        741,724             -       84,551         1,365,753
   Matching employer contributions               -              -        214,735             -        9,323           224,058
   Rollover contributions from
     affiliated plan                       104,228      3,284,049      3,301,484             -            -         7,582,070
                                        ------------   ------------   -----------   -----------   -------------   ------------
                                           147,192      3,395,730      4,257,943             -       93,874         9,171,881
                                        ------------   ------------   -----------   -----------   -------------   ------------
                                           158,566      3,433,109     11,248,875       485,208       93,874        19,662,733

Deductions from assets attributable
  to:
   Participant distributions and
     withdrawals                                29         17,658        236,876        69,535            -           442,197
   Administrative expenses                      38          1,703         12,575             -            -            19,852
                                        ------------   ------------   -----------   -----------   -------------   ------------
                                                67         19,361        249,451        69,535            -           462,049

Interfund transfers                         17,313       (404,214)      (623,295)    1,116,868            -                 -
                                        ------------   ------------   -----------   -----------   -------------   ------------
Net increase in assets                     175,812      3,009,534     10,376,129     1,532,541       93,874        19,200,684

Assets available for plan benefits:
  Beginning of year - Prudential                 -              -              -             -            -                 -
                                        ------------   ------------   -----------   -----------   -------------   ------------
  End of year - Prudential                $175,812     $3,009,534     $10,376,129   $1,532,541      $93,874       $19,200,684
                                        ============   ============   ===========   ===========   =============   ============

                                    Schedules

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

           Line 27a - Schedule of Assets Held For Investment Purposes

                                December 31, 1997




                                                               UNITS            COST           FAIR VALUE
                                                           -------------- ----------------- -----------------
Mutual funds maintained by
  Prudential Investments Retirement Services:
     MoneyMart Assets                                           302,100     $     302,100     $      302,100
     Government Income Fund                                      52,568            459,991           475,211
     Balanced Portfolio                                          27,255            352,231           334,693
     Active Balanced Fund                                        31,589            414,507           412,549
     Stock Index Fund                                           114,946          2,128,802         2,511,579
     Jennison Growth Fund                                       193,082          2,285,301         2,647,148
     International Stock Fund                                    20,078            355,768           354,979

                                                                          ----------------  ----------------
        Total mutual funds                                                       6,298,700         7,038,259
Guaranteed interest contract                                          -          2,935,862         2,935,862
*Richfood Stock Fund                                            408,609          7,480,167        11,543,210
Loans to participants                                                 -                  -         1,777,577
                                                                          ----------------  -----------------
                                                                               $16,714,729       $23,294,908
                                                                          ================= =================

*  Party-in-Interest

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                    Line 27d - Schedule of Party-in-Interest
                           and Reportable Transactions

                          Year ended December 31, 1997



                                                                                                            EXPENSE
                                                                 PURCHASE       SELLING       LEASE      INCURRED WITH
IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET           PRICE         PRICE        RENTAL      TRANSACTION
---------------------------------------------------------------------------------------------------------------------------
CATEGORY (II) -D SERIES OF NON-SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Prudential Investments
   Retirement Services          Guaranteed Interest Contract     $1,726,157    $         -    $   -        $       -
                                Guaranteed Interest Contract              -      1,799,829        -                -

CATEGORY (III) -D SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Prudential Investments
   Retirement Services          Stock Index Fund                  1,664,338              -        -                -
                                Stock Index Fund                          -        885,469        -                -
                                Jennison Growth Fund              1,301,174              -        -                -
                                Jennison Growth Fund                      -        643,114        -                -

**                            *Richfood Holdings, Inc. common
                                 stock                            2,587,166              -        -                -
                              *Richfood Holdings, Inc. common
                                 stock                                    -      3,217,006        -                -



                                                                                 CURRENT VALUE
                                                                                  OF ASSET ON
                                                                       COST OF    TRANSACTION       NET GAIN
IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET                ASSET         DATE          OR (LOSS)
-------------------------------------------------------------------------------------------------------------------
CATEGORY (II) -D SERIES OF NON-SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Prudential Investments
   Retirement Services          Guaranteed Interest Contract         $1,726,157    $ 1,726,157       $      -
                                Guaranteed Interest Contract          1,799,829      1,799,829              -

CATEGORY (III) -D SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Prudential Investments
   Retirement Services          Stock Index Fund                      1,664,338      1,664,338              -
                                Stock Index Fund                        815,235        885,469         70,234
                                Jennison Growth Fund                  1,301,174      1,301,174              -
                                Jennison Growth Fund                    593,636        643,114         49,478

**                            *Richfood Holdings, Inc. common
                                 stock                                2,587,166      2,587,166              -
                              *Richfood Holdings, Inc. common
                                 stock                                2,519,627      3,217,006        697,379


*Party-in-Interest
**Transactions made on the market

There were no category (i) or (iv) reportable transactions during the year ended December 31, 1997.